UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 14D-9

Solicitation/Recommendation Statement under Section 14(d)(4)
of the Securities Exchange Act of 1934
(Amendment No. 3)

I-TRAX, INC.

(Name of Subject Company)

I-TRAX, INC.

(Names of Persons Filing Statement)

COMMON STOCK, PAR VALUE $0.001 PER SHARE
SERIES A CONVERTIBLE PREFERRED STOCK, PAR VALUE $0.001 PER SHARE

(Title of Class of Securities)

COMMON STOCK CUSIP 45069D203
CUSIP NUMBER NOT APPLICABLE TO SERIES A CONVERTIBLE PREFERRED STOCK

(CUSIP Number of Class of Securities)

Yuri Rozenfeld, Esq.
Senior Vice President and General Counsel
I-trax, Inc.
4 Hillman Drive, Suite 130
Chadds Ford, Pennsylvania 19317
(610) 459-2405

(Name, address, and telephone number of person authorized to receive notices and communications on behalf of the persons filing statement)

WITH A COPY TO:
Justin P. Klein, Esq.
Ballard Spahr Andrews & Ingersoll, LLP
1735 Market Street, 51st Floor
Philadelphia, Pennsylvania 19103
215-665-8500

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Explanatory Note

This Amendment No. 3 amends and supplements Items 8 and 9 in the Solicitation/Recommendation Statement on Schedule 14D−9 filed on March 28, 2008 (the “Schedule 14D−9”) with the Securities and Exchange Commission (the “SEC”) by I-trax, Inc., a Delaware corporation (“I-trax”), as amended by Amendment No. 1 to the Schedule 14D−9 filed on April 9, 2008, as amended by Amendment No. 2 to the Schedule 14D−9 filed on April 16, 2008.

Except as otherwise indicated, the information set forth in the Schedule 14D−9 remains unchanged.  Capitalized terms used but not defined herein have the meanings ascribed to them in the Schedule 14D−9.

Item 8. Additional Information.

Item 8 of the Schedule 14D−9 is hereby amended and supplemented by adding thereto the following:

“The Offers expired, as scheduled, at 12:00 midnight, New York City time, at the end of Thursday, April 24, 2008.  Following such expiration, Offeror accepted for payment in accordance with the terms of the Offers all Shares that were validly tendered and not withdrawn prior to the expiration of the Offers, and payment for such Shares will be made promptly, in accordance with the terms of the Offers.  Based on preliminary information from the Depositary for the Offers, as of the expiration of the Offers stockholders had validly tendered and not withdrawn 40,576,068, or approximately 96.3%, of I-trax’s Common Shares and 214,067.33, or approximately 98.6%, of I-trax’s Preferred Shares.  The number of Common Shares and Preferred Shares validly tendered and not withdrawn satisfies the Minimum Condition.”

“Pursuant to the terms of the Merger Agreement, Walgreens and Offeror expect to effect the Merger of Offeror with and into I-trax via a short-form merger.  In the Merger, the remaining outstanding Shares (other than Shares as to which the holder has properly exercised appraisal rights) will be converted into the right to receive in cash, without interest and less any required withholding taxes, $5.40 for each Common Share and $54.00 plus the Dividend Amount in respect of the conversion value of accrued and unpaid dividends through the date of the Merger for each Preferred Share.  The Dividend Amount payable with respect to the Preferred Shares in the Merger will be calculated by dividing the value of accrued and unpaid dividends on Preferred Shares at the time of effectiveness of the Merger by $3.84 (which equals the average market price of I-trax’s Common Shares during the ten trading days prior to, and including, March 14, 2008, calculated in accordance with the terms of the Preferred Shares) and multiplying the result by $5.40.  As a result of the Merger, I-trax will become a wholly-owned subsidiary of Walgreens.  Walgreens and Offeror intend to complete the Merger as soon as practicable following the satisfaction of the conditions in the Merger Agreement.  Following the Merger, I-trax Common Shares will no longer be traded on the American Stock Exchange.”

On April 25, 2008, Walgreens issued a press release announcing the expiration of the Offers.  The press release is contained in Exhibit (a)(13) to this Schedule 14D-9 and the information set forth in the press release is incorporated herein by reference.

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Item 9. Exhibits.

Item 9 of the Schedule 14D−9 is hereby amended and supplemented to add the following exhibit:

Exhibit No.	Description

“(a)(13)	Walgreen Co. press release re expiration of Offers, dated April 25, 2008 (incorporated by reference to Exhibit (a)(5)(D) to the Schedule TO).”

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SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

I−TRAX, INC.
/s/ Yuri Rozenfeld
Name:	Yuri Rozenfeld
Title:	Senior Vice President, General
Counsel and Secretary

Date: April 25, 2008

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